EXHBIT 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the nine-month periods ended September 30, 2019 and 2018, on the basis of  revised nine-month periods following Company’s decision to change its fiscal year end from September 30 to December 31. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report for the year ended September 30, 2018 (the “2018 Annual Report”) and the audited transition report for the period from October 1, 2018 through December 31, 2018 on Form 20‑F, which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2019 and December 16, 2019, respectively. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2018 Annual Report.
Business Overview and Development of the Company
We are a growth-oriented global shipping company engaged in the seaborne transportation of a wide range of dry bulk commodities including, among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks”. We were incorporated in the Republic of the Marshall Islands on September 11, 2017.

On September 22, 2017, we entered into an all-share exchange transaction (the “Magic P Purchase Transaction”) pursuant to which we acquired 100% of the issued and outstanding capital stock of our wholly-owned subsidiary Spetses Shipping Co. (“Spetses”), a Marshall Islands corporation, which owns a 76,453 dwt drybulk carrier, the Magic P. The consideration for the Magic P Purchase Transaction involved the issuance of 2,400,000 common shares, 480,000 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) and 12,000 non-interest bearing Series B Preferred Shares (the “Series B Preferred Shares”) to the then existing shareholders of Spetses.

Vessel Acquisitions

On September 5, 2019, pursuant to a purchase agreement entered into on July 25, 2019 with an unaffiliated third party, we took delivery of our second dry bulk carrier vessel, the Magic Sun, which we acquired for cash consideration of $6.7 million (the “Magic Sun Acquisition”). We financed the Magic Sun Acquisition using a combination of cash on hand and the  proceeds from a $5.0 million unsecured term loan agreement entered into between us and an entity controlled by Petros Panagiotidis, our Chairman, Chief Executive Officer and Chief Financial Officer, which closed on August 30, 2019 (the “$5.0 Million Shareholder Loan”).

As of September 30, 2019, our fleet was comprised of the Magic P and the Magic Sun, or our Fleet.

On October 20, 2019, in connection with a purchase agreement previously entered into on October 14, 2019 between us and an entity in which a family member of our Chairman, Chief Executive Officer and Chief Financial Officer has an interest, we acquired our third dry bulk carrier vessel, the Magic Moon, for cash consideration of $10.2 million (the “Magic Moon Acquisition”). The Magic Moon Acquisition was financed using a combination of cash on hand, the net cash proceeds from sales under our at-the-market common stock offering (the “ATM offering”) completed in the third quarter of 2019, discussed below, and the proceeds from a $7.5 million unsecured interest free bridge loan provided by an entity controlled by Petros Panagiotidis, which was drawn down on October 17, 2019 (the “$7.5 Million Shareholder Bridge Loan”). The $7.5 Million Shareholder Bridge Loan was repayable through one bullet instalment on December 31, 2019. On December 6, 2019, we repaid the $7.5 Million Shareholder Bridge Loan in full by partially using the net proceeds received under an $11.0 Senior Secured Term Loan Facility with Alpha Bank S.A (“the Alpha Bank Financing”) which we entered into on November 22, 2019, further discussed below.

Our Fleet’s Management

Our Fleet is managed by Pavimar S.A. (“Pavimar” or our “Manager”), under the supervision of our Chief Executive Officer and our Board of Directors. Pavimar is controlled by the sister of our Chairman, Chief Executive Officer and Chief Financial Officer. Pavimar has in-house ship management expertise that allows it to oversee every step of our Fleet’s management, including, but not limited to, the shipping operations throughout the life of the vessels, the superintendence of maintenance, repairs and dry-docking, insurance arrangements, provisioning, bunkering and various aspects of administrative support.

Financing Transactions

On November 22, 2019, we, through two of our wholly-owned subsidiaries, concluded our first secured financing, the Alpha Bank Financing, the net proceeds of which were drawn down on December 2, 2019. The Alpha Bank Financing has a term of five years from the drawdown date and bears interest at LIBOR plus 3.50% per annum. We partly used the net proceeds from this facility in order to repay in full, on December 6, 2019, the $7.5 Million Shareholder Bridge Loan. We intend to use the remainder of the net proceeds under the Alpha Bank Financing for general corporate purposes which may also include the expansion of our Fleet.

Equity transactions
On June 28, 2019, we entered into an equity distribution agreement, or as commonly referred to, an ATM offering, with Maxim Group LLC (“Maxim”), under which we may offer and sell an aggregate offering price of up to US$10,000,000 of our common stock, par value $0.001 per share, with Maxim acting as a sales agent over a minimum period of 12 months. As of September 30, 2019, we received net proceeds under the ATM amounting to $2,320,176, by issuing and selling 618,112 common shares.
On October 10, 2019, we reached an agreement with all of the holders of our 9.75% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) for the forgiveness of $4.3 million worth of due and overdue accumulated dividends in exchange for which the Series A Preferred Shareholders, on October 17, 2019, received 300,000 newly issued common shares. On October 10, 2019, we also entered into an Amended and Restated Statement of Designation on our Series A Preferred Shares (the “Series A Amended Agreement”), pursuant to which, we and the Series A Preferred Shareholders further agreed to i) waive all our dividend obligations during the period from July 1, 2019 to December 31, 2021 so that dividend payments no longer accumulate during that period, ii) to establish a fixed default dividend payment rate, which replaces and reduces an increasing rate,  iii) increase the redemption price of the Series A Preferred Shares to $30 from $25 per share in case we exercise our option to redeem, in whole or in part, the Series A Preferred Shares with cash and iv) increase Series A Preferred Shares liquidation preference from $25 to $30 per share. As a result of the Series A Amended Agreement, we no longer have any dividend priority restriction to the holders of our common shares and the Series A Amended Agreement cannot impose any such restriction during the period from July 1, 2019 to December 31, 2021.

As of December 16, 2019, we have outstanding 3,318,112 common shares, 480,000 Series A Preferred Shares and 12,000 Series B Preferred Shares. As of the same date, our Chairman, Chief Executive Officer and Chief Financial Officer beneficially owned approximately 33.9% of the issued and outstanding common equity interests in the Company and 100% of the issued and outstanding Series B Preferred Shares. Our Chairman, Chief Executive Officer and Chief Financial Officer does not own any Series A Preferred Shares. Each Series B Preferred Share has the voting power of 100,000 common shares and, by virtue of the voting power granted by the Series B Preferred Shares, our Chairman, Chief Executive Officer and Chief Financial Officer currently retains control over Castor.
Change in fiscal year end
On September 27, 2019, we announced that our Board of Directors approved a change in our fiscal year end from September 30 to December 31. This change was made to better align our reporting calendar with other NASDAQ listed companies and our industry peers.  Our next fiscal year will end on December 31, 2019, resulting in a three-month transition period from October 1, 2018 to December 31, 2018.  On December 16, 2019, we filed an audited transition report on Form 20-F with the Commission for the period from October 1, 2018 through December 31, 2018.

Our Fleet and our Charters

As of December 16, 2019, our Fleet had an average age of 17.0 years. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

The following table sets forth summary information about our Fleet and the existing time charters relating to our Fleet as of December 16, 2019:

Vessel Name	Year Built	Cargo Capacity (dwt)	Vessel Type	Date delivered to Castor	Earliest Charter Expiration	Latest Charter Expiration
Magic P	2004	76,453	Panamax	February 2017	January 2020	January 2020
Magic Sun	2001	75,311	Panamax	September 2019	May 2020	September 2020
Magic Moon	2005	76,602	Panamax	October 2019	June 2020	September 2020

We believe that we are well regarded by our charterers for our expertise and safety in conducting our operations, the good performance of our vessels and the first class cargo holds. We intend to leverage our expertise and relationships with our charterers and our Manager in growing our core business and pursuing further business and growth opportunities in the dry-bulk sector. As opportunities arise, we may acquire additional vessels and/or engage in investment opportunities incidental to the dry-bulk industry. We may fund possible growth plans through the use of cash on hand, cash from operations, debt financing which might also include capital lease financings, or equity offerings of our securities in the public or private markets. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms or at all, thus, we cannot assure you that we will grow the size of our Fleet or that we will be able to execute our plans for growth.

Operating results
Factors Affecting Our Results of Operations
We believe that important concepts and measures for analyzing trends in our results of operations include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned our vessels. Ownership days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.
Available days. Available days for the Fleet are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades and dry-dockings or special or intermediate surveys. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Fleet utilization. We calculate Fleet utilization by dividing the Available days during a period by the number of Ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Off-hire. The period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking.  We periodically dry-dock our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking expenses and our ability to complete our scheduled dry-dockings on time also affects our financial results.

Daily vessel operating expenses. The level of our vessels’ operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessels’ operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.

Daily company administration expenses. Daily company administration expenses include administration expenses such as audit fees, executive officer compensation and other miscellaneous expenses and are calculated by dividing company administration expenses, by the Ownership days for the relevant period.

Daily management fees.  Daily management fees are calculated by dividing management fees by the Ownership days for the relevant time period and represent the fees payable to our Manager for managing our Fleet.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses and canal charges. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Time charter equivalent (“TCE”) Rate.  Our method of calculating TCE rate is determined by dividing revenues (either time charter or voyage revenues, net of voyage expenses) by the Available days in the relevant period.  See below a more detailed discussion on the use by the Company of this Non-GAAP measure.
Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:
-	The levels of demand and supply in the dry bulk shipping industry;
-	Utilization rates of our Fleet;
-	The employment and operation of our Fleet;
-	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet;
-	The performance of our charterers’ obligations under their charter agreements;
-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
-	The effective and efficient technical management of our Fleet by our Manager;
-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk industry;
-	Dry-docking and special survey days, both expected and unexpected;
-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the spot and time charter markets, as our charters expire or are otherwise terminated;

-	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;
-	Our ability to obtain acceptable equity and debt financing to fund future capital expenditures;
-	Our access to capital required to acquire additional ships and/or to implement our business strategy; and
-	The level of any distribution on all classes of our shares.

Employment and operation of our Fleet

A factor that impacts our profitability is the employment and operation of our Fleet which mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, requires us to manage our financial resources, including banking relationships, such as administration of bank accounts; manage the accounting system and records and financial reporting; monitor and ensure compliance with the legal and regulatory requirements affecting our business and assets; and manage our relationships with our service providers and customers.

Selected financial information
The following tables present selected unaudited consolidated financial information of the Company at the dates and for the periods presented. All amounts are expressed in United States Dollars except for share and per share data. This information was derived from the unaudited interim condensed consolidated statements for the periods presented.
Selected Historical Financial Data
STATEMENT OF INCOME	Nine Months Ended September 30,
(In U.S. Dollars, except for shares and per share data)	2018	2019
Time charter revenues, net of address commissions	$3,294,235	$3,125,623
Voyage expenses (including related party commissions)	(8,933)	(105,516)
Vessel operating expenses	(1,125,983)	(1,461,473)
Depreciation and amortization	(529,686)	(552,167)
Management fees - related party	(87,360)	(100,360)
General and administrative expenses
- Company administration expenses	(73,399)	(211,548)
- Public registration costs	(234,406)	(132,091)
Operating income	$1,234,468	$562,468
Interest and finance costs, net	1,648	1,740
Other expenses/ (income), net	(7,318)	(3,407)
Net Income	$1,228,798	$560,801

LOSS PER SHARE (basic and diluted):
Loss per share	$(0.02)	$(0.57)
Weighted average number of shares outstanding (basic and diluted):
Common shares	2,400,000	2,467,798

	December 31, 2018	September 30, 2019
BALANCE SHEET DATA, at end of year/period:
Total current assets	$2,847,417	$4,699,931
Vessels, net	6,995,350	13,709,427
Other non-current assets	341,070	41,802
Total assets	$10,183,837	$18,451,160
Total current liabilities	432,813	819,159
Long-term debt, related party	—	5,000,000
Total shareholders’ equity	$9,751,024	$12,632,001

	Nine Months Ended September 30,
CASH FLOW DATA	2018	2019
Net cash provided by operating activities	$1,252,504	$1,021,367
Net cash used in investing activities	—	(6,768,025)
Net cash provided by financing activities	$—	$7,379,066

Set forth below are selected operational and financial statistical data of our Fleet for each of the nine month periods ended September 30, 2018 and 2019 that the Company believes are useful in better analyzing trends in its results of operations:

Selected Historical Operational and Other Financial Data	Nine Months Ended September 30,
	2018	2019
FLEET PERFORMANCE DATA:
Average number of vessels in operation in period (1)	1.0	1.1
Age of vessels in operation at end of period	13.9	16.8
Ownership Days	273	299
Available Days	273	296
Fleet utilization	100%	99%

OTHER FINANCIAL DATA (In U.S. Dollars)
Daily vessel operating expenses	$4,124	$4,888
Daily management fees	320	336
Daily company administration expenses	269	708
Daily Time Charter Equivalent (TCE) Rate (in U.S. Dollars) (2)	12,034	10,203
EBITDA (2)	$1,756,836	$1,111,228

(1)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(2)	Non-GAAP Financial Information

Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage revenues), less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Nine Months Ended September 30,
(In U.S. Dollars, except for Available Days)	2018	2019
Time charter revenues (net of address commissions)	$3,294,235	$3,125,623
Voyage expenses (including related party commissions)	(8,933)	(105,516)
Time charter equivalent revenues	3,285,302	3,020,107
Available Days	273	296
Time charter equivalent (TCE) rate	$12,034	$10,203

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to EBITDA	Nine months ended September 30,
(In thousands of U.S. Dollars)	2018	2019
Net Income	$1,228,798	$560,801
Depreciation and amortization	529,686	552,167
Interest and finance costs, net	(1,648)	(1,740)
EBITDA	$1,756,836	$1,111,228

Results of Operations

Nine months ended September 30, 2019 compared to the nine months ended September 30, 2018
Time charter revenues
Time charter revenues, net of address commissions, decreased by $168,612, or 5.1%, from $3,294,235 in the nine months ended September 30, 2018, to $3,125,623 in the corresponding period of 2019. This decrease was predominantly due to the Magic P lower revenues earned in the nine-month period ended September 30, 2019, versus the corresponding period of 2018, which was the result of this period’s slightly weaker prevailing charter rates in relation to those achieved in the compared period. The average daily revenue of our Fleet during the nine month period ended September 30, 2019, after subtracting address commissions and voyage expenses (time charter equivalent or TCE, see definition above), was $10,203 per day compared to $12,034 per day for last year’s nine-month period.
Voyage expenses
Voyage expenses increased by $96,583, or 1081%, from $8,933 in the nine months ended September 30, 2018,  to $105,516 in the corresponding period of 2019. This increase in voyage expenses is mainly due to the net bunker sale losses of $29,209 we incurred in the current period versus bunker sale gains of $82,949 incurred during the nine months ended September 30, 2018. We incur bunkers losses and/or bunker gains as a result of selling bunkers under a new charter at a cost that is less or exceeds the cost of the bunker fuel acquired, the variations in cost stemming from either a decrease or increase in bunker market prices, respectively. This increase in bunker sale costs in the current nine-month period ended September 30, 2019, was partly offset by the decrease by $23,119 in brokerage commissions between the two periods, which is in line with the decrease in period time charter revenues.

Vessel operating expenses
Vessel operating expenses were $1,125,983, which corresponds to a vessel average daily rate of $4,124 in the nine-month period ended September 30, 2018, as compared to $1,461,473, or a vessel average daily rate of $4,888 in the nine-month period ended September 30, 2019. This increase of $335,490, or 29.8%, between the  compared periods is primarily associated with i) re-stocking of spares and supplies, as well as crew pre-joining and initial repair and maintenance costs following the delivery of the Magic Sun which took place on September 5, 2019, and ii) increased spare and repair costs on the Magic P.
General and Administrative Expenses
•	Company administration expenses
During the nine month periods ended September 30, 2018 and 2019, we incurred Company administration expenses of $73,399 and $211,548, respectively. The increase in Company administration expenses between the compared periods is mainly attributable to the increase in the audit, consultancy and legal fees for the period as a result of being a publicly listed company on Nasdaq Stock Market since February 2019. Company administrative expenses generally consist of audit fees, legal fees, listing and consultancy fees, the remuneration fees we pay our Chief Financial Officer and Chief Executive Officer as well as other miscellaneous expenditures essential to conduct our business.
•	Public registration costs
Public registration costs decreased by $102,315 or 43.6%, from $234,406 in the nine months ended September 30, 2018 to $132,091 in the nine months ended September 30, 2019. We incurred public registration fees in the nine-months ended September 30, 2018 and continued incurring such costs up to the end of the first quarter of 2019, in connection with the registration and listing of our common shares on the Norwegian OTC market on December 21, 2018 and the listing of our common shares on the NASDAQ stock exchange on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
Management fees- related party
During the nine-month periods ended September 30, 2018 and 2019, we incurred $87,360 and $100,360 in management fees, respectively, or an average fleet daily fee of $320 and $336, respectively. The increase in management fees between the compared periods is mainly derived from the increase in Fleet ownership days from 273 in 2018 to 299 in 2019, following the addition to our Fleet on September 5, 2019, of the Magic Sun. The management fee of the Magic Sun has been set at $500 per day (in relation to a previously charged daily fee of $320 on our other vessel, the Magic P) which further explains the increase in the daily average daily management fees of our Fleet.
Depreciation and amortization
Depreciation and amortization expenses comprise of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation and amortization charges totaled $529,686 in the nine months ended September 30, 2018 as compared to $552,167 in the nine months ended September 30, 2019, thereby amounting to a $22,481, or a 4.2%, increase.
Amortization of deferred dry-docking costs was $306,972 during the nine months ended September 30, 2018, compared to $299,268 during the corresponding period of 2019. The amortization days did not materially deviate in the compared periods and, as a result, neither did the amortization charges in these periods.

Vessels’ depreciation increased to $252,899 in the nine-months ended September 30, 2019, from $222,714 in the nine-month period ended September 30, 2018, as, following the delivery of the Magic Sun in September 2019, our depreciable days increased to 299 in 2019 from 273 in 2018.
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2018. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Transition Report on Form 20-F for the transition period ended December 31, 2018, which was filed with the SEC on December 16, 2019.
Liquidity and Capital Resources
We operate in a capital-intensive industry and, in the past, have financed the acquisition of our vessels through debt and equity financings. As future growth opportunities may arise, we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity and debt financings.

Our liquidity requirements relate to funding working capital and maintaining cash reserves for the purpose of maintaining the quality of our Fleet, complying with international shipping standards and environmental laws and regulations and strengthening our position against adverse fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the nine months ended September 30, 2019, our principal sources of funds were our operating cash flows, unsecured debt assumed from our controlling shareholder and the net proceeds under our ATM offering. We frequently monitor our capital needs by projecting our fixed income and expenses, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements are primarily the funding of working capital, including vessel operating expenses, the servicing of our debt and payments under our management agreements. Our medium and long-term liquidity requirements relate to paying cash dividends, when we are able to do so, repayment of our long-term debt and funding capital expenditures, including, without limitation, the acquisition of additional vessels. Sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing we may negotiate, or  equity issuances in private or publicly held transactions.

As of September 30, 2019, we reported cash of $3,519,688, which represented an increase of $1,632,408, or 86.5%, from December 31, 2018. As of September 30, 2019, our indebtedness related to the $5.0 Million Shareholder Loan which was provided by an entity affiliated with Petros Panagiotidis. As of September 30, 2019, we had no secured indebtedness. We believe, given our current cash reserves, that if market conditions remain relatively stable throughout 2019 and early 2020, our financial resources, including the cash expected to be generated within twelve months from the date of this report, will be sufficient to meet our liquidity and working capital needs through September 30, 2020.

On November 15, 2018, we entered into contracts to purchase and install ballast water management systems (“BWMS”) on our dry bulk carriers, as amended on October 20, 2019, following the acquisition of the M/V Magic Sun and the M/V Magic Moon. We expect that the BWMS installation on our vessels will be completed during the vessels’ upcoming dry-docking in 2020 and estimate that the contractual obligations related to these purchases, excluding installation costs, will be approximately $0.8 million.

As of September 30, 2019, we reported a working capital surplus of $3,880,772 as compared to a working capital surplus of $2,414,604 as of December 31, 2018, which represents an increase of $1,466,168, or 60.7%. Working capital is equal to current assets minus current liabilities.

During the nine-month period ended September 30, 2019, we generated net cash from operating activities of $1,021,367, as compared to $1,252,504 in the same period ended September 30, 2018, which represents a decrease of $231,137, or 18.5%. This decrease in net cash from operating activities was mainly attributable to the lower revenues and higher operating and administrative expenses we incurred in the nine-month period ended September 30, 2019, in relation to the nine-month period ended September 30, 2018, as discussed above, which was counterbalanced by the positive effect of variations in working capital in the current period.

Our Borrowing Activities

$5.0 Million Shareholder Loan

On August 30, 2019, we entered into the $5.0 Million Shareholder Loan in order to partly finance the acquisition of the Magic Sun. The $5.0 Million Shareholder Loan bears a fixed interest rate of 6% per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months from the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at the Company’s option.

$7.5 Million Shareholder Bridge Loan

On October 17, 2019, we entered into the $7.5 Million Shareholder Bridge Loan in order to temporarily partly finance the acquisition of the Magic Moon. The $7.5 Million Shareholder Bridge Loan, originally maturing on December 31, 2019, allowed us to immediately seize this fleet expansion opportunity while exploring financing alternatives for our whole Fleet. On December 6, 2019, the $7.5 Million Shareholder Bridge Loan was paid in full with a part of the net proceeds received under the Alpha Bank Financing, discussed below.
$11.0 Million Senior Secured Term Loan

On November 22, 2019, we, through two of our wholly-owned subsidiaries, entered the Alpha Bank Financing, the net proceeds of which were drawn down on December 2, 2019. The Alpha Bank Financing has a term of five years from the drawdown date and bears interest at LIBOR plus 3.50% per annum. We partly used the net proceeds from the respective facility in order to repay in full, on December 6, 2019, the $7.5 Shareholder Million Bridge Loan. We intend to use the remainder of the net proceeds under the Alpha Bank Financing for general corporate purposes which may also include the expansion of our Fleet.

Cash Flows
The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the nine month periods ended September 30, 2018 and 2019:
	Nine months ended September 30,
(in thousands of U.S. Dollars)	2018	2019
Net cash provided by operating activities	$1,252,504	$1,021,367
Net cash used in investing activities	—	(6,768,025)
Net cash provided by financing activities	—	7,379,066
Cash and cash equivalents at beginning of period	486,670	1,887,280
Cash and cash equivalents at end of period	$1,739,174	$3,519,688

Operating Activities:

Net cash provided by operating activities amounted to $1,021,367 for the nine-month period ended September 30, 2019, consisting of net income after non-cash items of $1,112,968, partly set-off by a reduction in working capital by $91,601. Net cash provided by operating activities amounted to $1,252,504 for the nine-month period ended September 30, 2018, consisting of net income after non-cash items of $1,758,484 partly set-off by a reduction in working capital by $505,980. The decrease by 231,137, or 18.5%, in cash provided by operating activities between the compared periods is mainly due to the lower revenues earned and the higher operating expenses incurred in the nine-months ended September 30, 2019, as compared to the same period in 2018, elaborated above in more detail.

Investing Activities:

Net cash used in investing activities during the nine-months ended September 30, 2019, represents the cash consideration paid during the period for the acquisition of the Magic Sun which also includes paid capitalized expenditures in connection with such acquisition.

We did not use cash towards any investing activities in the nine-month period ended September 30, 2018.

Financing Activities:

The 2019 nine-month period $7,379,066 cash inflow from financing activities resulted from the net proceeds raised under our ATM offering amounting to $2,379,066 and the proceeds under our $5.0 Million Shareholder Loan.

No cash inflow or outflow was made on any financing activities during the nine-month period ended September 30, 2018.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND SEPTEMBER 30, 2019
(Expressed in U.S. Dollars – except for share data)

ASSETS	Note	December 31, 2018	September 30, 2019
CURRENT ASSETS:
Cash and cash equivalents		$1,887,280	$3,519,688
Accounts receivable trade		670,973	497,367
Due from related party	3	176,434	371,199
Inventories		57,530	112,819
Prepaid expenses and other current assets		55,200	159,215
Deferred Charges		—	39,643
Total current assets		2,847,417	4,699,931

NON-CURRENT ASSETS:
Vessels, net of accumulated depreciation of $297,768 and $252,899, respectively	5	6,995,350	13,709,427
Deferred charges, net of accumulated amortization of $409,296 and $299,268, respectively	4	341,070	41,802
Total non-current assets		7,336,420	13,751,229

Total assets		$10,183,837	$18,451,160

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable		$244,371	$260,385
Unearned revenue		47,708	83,715
Accrued liabilities (including $0 and $1,140 respectively, to related party )	3	140,734	475,059
Total current liabilities		432,813	819,159

NON-CURRENT LIABILITIES:
Related party debt	3	—	5,000,000
Total non-current liabilities		—	5,000,000

Commitments and contingencies	8

SHAREHOLDERS' EQUITY:
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	6
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $25 per share), 480,000 shares issued and outstanding		480	480
Series B Preferred Shares – 12,000 shares issued and outstanding		12	12
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 2,400,000 and 3,018,112 shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively	6	2,400	3,018
Additional paid-in capital	6	7,612,108	9,931,666
Retained earnings		2,136,024	2,696,825
Total shareholders' equity		9,751,024	12,632,001

Total liabilities and shareholders' equity		$10,183,837	$18,451,160

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019
(Expressed in U.S. Dollars – except for share data)

		Nine-months ended September 30,
	Note	2018	2019
REVENUES:
Voyage revenues (net of address commissions of $127,649 in 2018 and $153,453 in 2019)		$3,294,235	$3,125,623
Total revenues		3,294,235	3,125,623

EXPENSES:
Voyage expenses (including related party commissions)	3,11	(8,933)	(105,516)
Vessel operating expenses	11	(1,125,983)	(1,461,473)
Management fees to related party	3	(87,360)	(100,360)
Depreciation and amortization	4,5	(529,686)	(552,167)
General and administrative expenses	12
- Company administration expenses		(73,399)	(211,548)
- Public registration costs		(234,406)	(132,091)
Total expenses		(2,059,767)	(2,563,155)

Operating income		1,234,468	562,468

OTHER INCOME/ (EXPENSES):
Interest and finance costs	3	(2,595)	(26,081)
Interest income		4,243	27,821
Foreign exchange losses		(7,075)	(3,407)
Other, net		(243)	—
Total other expenses, net		(5,670)	(1,667)

Net income and comprehensive income		$1,228,798	$560,801

Loss per common share, basic and diluted	10	$(0.02)	$(0.57)
Weighted average number of common shares, basic and diluted		2,400,000	2,467,798

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance, December 31, 2017	2,400,000	480,000	12,000	$2,892	$7,612,108	$630,784	$8,245,784
- Net income	—	—	—	—	—	1,228,798	1,228,798
Balance, September 30, 2018	2,400,000	480,000	12,000	$2,892	$7,612,108	$1,859,582	$9,474,582

Balance, December 31, 2018	2,400,000	480,000	12,000	2,892	7,612,108	2,136,024	9,751,024
- Net income	—	—	—	—	—	560,801	560,801
- Issuance of common stock, net of issuance costs, pursuant to the ATM (Note 6)	618,112	—	—	618	2,319,558	—	2,320,176
Balance, September 30, 2019	3,018,112	480,000	12,000	$3,510	$9,931,666	$2,696,825	$12,632,001

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019
(Expressed in U.S. Dollars)

		Nine-months ended September 30,
	Note	2018	2019
Cash Flows from Operating Activities:
Net income		$1,228,798	$560,801
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		529,686	552,167
Changes in operating assets and liabilities:
Accounts receivable trade		554,011	173,606
Inventories		(2,680)	(55,289)
Due from related parties		(291,898)	(193,625)
Prepaid expenses and other current assets		26,739	(104,015)
Accounts payable		(657,513)	(96,141)
Accrued liabilities		(134,639)	147,856
Unearned revenue		—	36,007
Net Cash provided by Operating Activities		1,252,504	1,021,367

Cash flow used in Investing Activities:
Vessel acquisition	5	—	(6,768,025)
Net cash used in Investing Activities		—	(6,768,025)

Cash flows provided by Financing Activities:
Proceeds from issuance of common stock, net of issuance costs	6	—	2,444,446
Payment of securities registration and other filing costs		—	(65,380)
Proceeds from related party debt	3	—	5,000,000
Net cash provided by Financing Activities		—	7,379,066

Net increase in cash and cash equivalents		1,252,504	1,632,408
Cash and cash equivalents at the beginning of the period		486,670	1,887,280
Cash and cash equivalents at the end of the period		$1,739,174	$3,519,688

SUPPLEMENTAL CASH FLOW INFORMATION
Common stock issuance expenses accrued/ payable		—	58,890
Vessel acquisition costs accrued/ payable		—	198,951
Deferred charges accrued		—	39,643

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information
Castor Maritime Inc. (“Castor”) was incorporated on September 11, 2017 under the laws of the Republic of the Marshall Islands. The Company is engaged in the worldwide ocean transportation of dry bulk cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC whereas, on February 11, 2019, they began trading on the NASDAQ Stock Market under the ticker symbol “CTRM”.
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries, collectively the “Company”, and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2018 and the transition report for the period from October 1, 2018 to December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2019 and December 16, 2019, respectively.
On September 27, 2019, the Company’s Board of Director authorized a change in Castor’s fiscal year end from September 30 to December 31 of each year. As a result, our unaudited interim condensed consolidated financial statements have been prepared on the basis of the new fiscal year end, but consistently with the preparation of the annual financial statements. In the opinion of management, these financial statements reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2019 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2019.

Castor is controlled by Thalassa Investment Co. S.A. (“Thalassa”), an entity registered in Liberia, which as of September 30, 2019, held 37.3% of the Company's common shares and 100% of the Series B preferred shares and, accordingly, could control the outcome of matters on which stockholders are entitled to vote.  Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.
As of September 30, 2019, the Company was the sole owner of all outstanding shares of the following subsidiary companies:
Vessel Owning Subsidiaries:

Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
Spetses Shipping Co.	Marshall Islands	Magic P	76,453	2004	February 2017
Bistro Maritime Co.	Marshall Islands	Magic Sun	75,311	2001	September 2019

2.	Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion of the Company's significant accounting policies can be found in the Company's annual financial statements for the fiscal year ended September 30, 2018 and the transition report for the period from October 1, 2018 to December 31, 2018 which have been filed with the US Securities and Exchange Commission on Form 20-F on January 31, 2019 and December 16, 2019, respectively. There have been no material changes to these policies in the nine-month period ended September 30, 2019.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):
New accounting standards to be implemented
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326)” (“ASU 2016-13”), which amends several aspects of the measurement of credit losses on financial instruments based on an estimate of current expected credit losses. ASU 2016-13 will apply to loans, accounts receivable, trade receivables, other financial assets measured at amortized cost, loan commitments and other off-balance sheet credit exposures. ASU 2016-13 will also apply to debt securities and other financial assets measured at fair value through other comprehensive income. For the Company, ASU 2016-13 is effective for annual periods beginning after December 15, 2020, and interim reporting periods within annual reporting periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the potential impact of this pronouncement on the condensed consolidated financial statements.
3. Transactions with Related Parties:
During the nine month periods ended September 30, 2018 and 2019, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of income:

	Nine months ended September 30,	Nine months ended September 30,
	2018	2019
Management fees-related party
Management fees (a)	$87,360	$100,360

Included in voyage expenses
Charter hire commissions (b)	$—	$36,839

Included in Interest and finance costs
Interest expenses (c)	$—	$23,333
(a)	Pavimar S.A.:
The Company’s ship-owning subsidiaries have each entered into separate vessel management agreements with Pavimar S.A. (“Pavimar” or the “Manager”), a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including, but not limited to, crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting, general administration and audit support services, in exchange for a fixed daily fee, for a period beginning upon the vessel's delivery and until the termination of the agreement.
During the nine-month periods ended  September 30, 2018 and 2019, the Company incurred Management fees under the vessel management agreements amounting to $87,360 and $100,360, respectively, which are separately reflected  in the accompanying unaudited interim condensed consolidated statements of comprehensive income.
In addition, each month the Manager makes payments for operating expenses with funds provided by the Company. As of December 31, 2018 and September 30, 2019, amounts of $176,434 and $371,199, respectively, were due from the Manager in relation to these working capital advances granted to it.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Transactions with Related Parties (continued):

(b)	Alexandria Enterprises S.A:
The Company uses on a non-recurring basis the commercial management services of Alexandria Enterprises S.A., (“Alexandria”) an entity controlled by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charges the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter.

During the nine-month periods ended September 30, 2018 and 2019, commissions charged by Alexandria amounted to $0 and $36,839, respectively, and are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As at December 31, 2018, and September 30, 2019 an amount of $0 and $1,140 was payable to Alexandria and is included in Accrued liabilities in the accompanying interim consolidated balance sheet.

As of December 31, 2018 and September 30, 2019 balances with related parties consisted of the following:

	December 31, 2018	September 30, 2019
Assets:
Working capital advances granted to the Manager (a)	$176,434	$371,199

Included in Accrued Liabilities:
Charter hire commission charges due to Alexandria (b)	$—	$1,140
Total liabilities due to related party, current	$—	$1,140
Related party debt (c)	$—	$5,000,000
Total liabilities due to related party, non-current	$—	$5,000,000

(c)	Thalassa Investment Co. S.A:
On August 30, 2019, the Company entered into a $5.0 million unsecured term loan with Thalassa Investment Co. S.A (“Thalassa”), a company controlled by Petros Panagiotidis, who is also the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, the proceeds of which were used to partly finance the equity required to be contributed by the respective ship-owning subsidiary for the acquisition of the M/V Magic Sun (the “$5.0 Million Term Loan Facility”) (Note 5). The Company drew down the entire loan amount on September 3, 2019.  The $5.0 Million Term Loan Facility bears a fixed interest rate of 6% per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months after the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at the Company’s option. As of September 30, 2019, the whole amount under the $5.0 Million Term Loan Facility was outstanding.
During the nine-months ended September 30, 2019, the Company incurred interest costs in connection with the $5.0 Million Term Loan Facility amounting to $23,333 which are in included in Interest and finance costs in the accompanying unaudited interim condensed consolidated statements of comprehensive income. No interest costs were incurred in the nine month period ended September 30, 2018.
4.	Deferred charges, net:

On October 27, 2017, the M/V Magic P commenced its scheduled dry-dock which was completed on November 25, 2017. In accordance with the Company’s policy, such cost is deferred and amortized on a straight-line basis over the period until the Vessel’s upcoming dry-dock. Unamortized deferred dry-dock charges amounted to $341,070 and $41,802 as of December 31, 2018 and September 30, 2019, respectively. During the nine-month periods ended September 30, 2018 and 2019, amortization of deferred dry-dock costs amounted to $306,972 and $299,268 respectively, and is included in Depreciation and amortization in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The unamortized balance as of September 30, 2019, is expected to be amortized to Depreciation and amortization expense during the fourth quarter of 2019.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5. ..Vessels, net:
Vessel Acquisition:
On July 25, 2019, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand Panamax dry-bulk carrier vessel, the M/V Magic Sun, for a cash consideration of $6.7 million. The Company took delivery of the M/V Magic Sun on September 5, 2019. The M/V Magic Sun acquisition was financed using a portion of Castor’s cash on hand and the proceeds drawn under the $5.0 Million Term Loan Facility (Note 3).
The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2018	$7,549,281	$(553,931)	$6,995,350
—Vessel acquisition	6,966,976	—	6,966,976
—Period depreciation	—	(252,899)	(252,899)
Balance September 30, 2019	$14,516,257	$(806,830)	$13,709,427
As of September 30, 2019, all vessels in the Company’s fleet were free of encumbrances.
6. Shareholders' Equity:
As of September 30, 2019, the Company's authorized capital stock consisted of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. As of the same date, 3,018,112 common shares, 480,000 9.75% Series A cumulative redeemable perpetual preferred shares (the “Series A Preferred Shares”) and 12,000 Series B Preferred shares were issued and outstanding.

At-the-market common stock offering: On June 28, 2019, the Company, entered into an equity distribution agreement, or as commonly referred to, an at-the-market offering, with Maxim Group LLC (“Maxim”), under which the Company may sell an aggregate offering price of up to US$10,000,000 of its common stock with Maxim acting as a sales agent over a minimum period of 12 months (the “ATM”). No warrants, derivatives, or other share classes were associated with this transaction. As of September 30, 2019, the Company received $2,625,590 gross proceeds under the ATM by issuing 618,112 common shares, whereas, the net proceeds under the ATM, after deducting sales commissions and other transaction fees and expenses, amounted to $2,320,176.
Series A Preferred terms amendment and settlement of accumulated dividends: On October 10, 2019, the Company reached an agreement with the Series A Preferred holders whereby all accumulated dividends on the Series A Preferred Shares up to and including June 30, 2019 were forgiven in full, whereas, it simultaneously entered into an amended and restated Statement of Designations to amend certain existing terms set forth therein (Note 14).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7. Financial Instruments and Fair Value Disclosures:
The principal financial assets of the Company consist of cash at banks, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
◾
Cash and cash equivalents, trade accounts receivable, amounts due from related party and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

◾
Related party debt: The fair value of the fixed interest $5.0 Million Term Loan Facility discussed in Note 3, determined through Level 2 inputs of the fair value hierarchy (quoted prices for identical or similar assets and liabilities in markets that are not active), approximates its recorded value as of the period end.

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.
8. Commitments and contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's Vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the Vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
Commitments under Contracts for BWMS Purchases
On November 15, 2018, the Company entered into contracts to purchase and install ballast water management systems (“BWMS”) on its dry bulk carriers, as amended on October 20, 2019, following the acquisition of the M/V Magic Sun and the M/V Magic Moon. The Company expects that the BWMS installation on its vessels will be completed during the vessels’ upcoming dry-docking in 2020 and estimates that the contractual obligations related to these purchases, excluding installation costs, will be approximately $0.8 million. These costs will be capitalized and depreciated over the remainder of the life of each vessel. As of September 30, 2019, the Company had advanced $45,263 in connection with the subject orders which are recorded in Prepaid expenses and other current assets in the accompanying interim condensed consolidated balance sheet of September 30, 2019.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9. Income Taxes:
Both Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.
10. Loss Per Share:
For the nine-month periods ended September 30, 2018 and 2019 the Company had no dilutive shares. The components of the calculation of basic and diluted loss per share in each of the nine-month periods ended September 30, 2018 and 2019 are as follows:
	Nine months ended September 30,
	2018	2019
Net income and comprehensive income	1,228,798	560,801
Less: Period cumulative dividend on Series A Preferred Shares	(1,281,150)	(1,963,319)
Net loss and comprehensive loss available to common shareholders	(52,352)	(1,402,518)
Weighted average number of common shares outstanding, basic and diluted	2,400,000	2,467,798
Loss per common share, basic and diluted	(0.02)	(0.57)

As of September 30, 2019, the Company had not declared or paid dividends on its Series A Preferred Shares. On October 10, 2019, the Company entered into a waiver and consent agreement with the holders of its Series A Preferred Shares for the settlement of all due and overdue accumulated dividends on the Series A Preferred Shares up to and including June 30, 2019 which amounted to $4.3 million (Note 14).

11. Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	For the nine months ended
Vessel Operating Expenses	September 30, 2018	September 30, 2019
Crew and related costs	672,159	765,533
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	228,895	375,139
Lubricants	71,225	129,053
Insurances	95,541	101,151
Tonnage taxes	25,470	29,469
Other	32,693	61,128
Total	$1,125,983	$1,461,473

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11. Vessel Operating and Voyage Expenses (continued):

	For the nine months ended
Voyage expenses	September 30, 2018	September 30, 2019
Brokerage commissions (including commissions of $0 and $36,839, respectively, to related party )	73,023	49,904
Port & other expenses	12,103	18,614
(Gain)/loss on bunkers	(76,193)	36,998
Total	$8,933	$105,516

12. General and Administrative Expenses:
General and administrative expenses include public registration costs and costs in relation to the administration of the Company.
Company Administration Expenses: Company administration expenses for the nine-months ended September 30, 2018 and 2019 amounted to $73,399 and $211,548, respectively. Company administration expenses include audit fees, Chief Executive Officer and Chief Financial Officer compensation and other professional fees and expenses and are analyzed as follows:

	For the nine months ended
	September 30, 2018	September 30, 2019
Audit fees	$60,000	$69,205
Chief Executive and Chief Financial Officer compensation	9,000	9,000
Other professional fees	4,399	133,343
Total	$73,399	$211,548

Public Registration Costs: During the nine month periods ended September 30, 2018 and 2019, the Company incurred public registration costs of $234,406 and $132,091 respectively. Public registration costs relate to the costs incurred by the Company in connection with the Company’s registration and listing of its 2,400,000 issued and outstanding common shares in the Norwegian OTC on December 21, 2018 and the NASDAQ American Stock Exchange on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.
13. Future Minimum Time Charter Revenues:

The future minimum contracted charter revenues, based on vessels’ commitment to non-cancelable time charter contracts (including fixture recaps) as of September 30, 2019, was $2,958,836, all due within the next 12 months. This amount does not include any assumed off-hire.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.          Subsequent Events:
a.              Series A Preferred Shares amendment and accumulated dividends settlement: On October 10, 2019, the Company reached an agreement with the holders of its Series A Preferred Shares to settle in full all accumulated dividend obligations on the Series A Preferred Shares (the “Series A Dividends Settlement Agreement”) and to simultaneously adopt an Amended and Restated Statements of Designations of its Series A Preferred Shares (the  “Series A Amended SOD”). Pursuant to the Series A Dividends Settlement Agreement, the Series A Preferred holders agreed to forgive the Company’s obligations related to all due and overdue accumulated dividends on the Series A Preferred shares during the period from their original issue date up to and including June 30, 2019, amounting to $4.3 million, and to receive, in settlement thereof, 300,000 newly issued common shares (the “Settlement Shares”). The Settlement Shares were issued to the Series A Preferred holders on October 17, 2019. In addition, in accordance with the terms of the Series A Amended SOD, the Company and the Series A Preferred holders mutually agreed to: i) waive all dividend payment obligations on the Series A Preferred Shares during the period from July 1, 2019 until December 31, 2021, ii) reduce the progressively increasing dividend payment default rate that is 1.30 times the rate payable on the Series A Preferred Shares on the date preceding such payment to a fixed dividend payment default rate that is 1.30 times the base dividend payment rate, iii) increase the redemption price of the Series A Preferred Shares to $30 from $25 per share in case that the Company exercises its current option to redeem the Series A Preferred Shares, in whole or in part, with cash and iv) increase the liquidation preference from $25 to $30 per Series A Preferred Share. As a result of the foregoing, dividends on the Series A Preferred Shares will neither accrue nor accumulate during the period from July 1, 2019 until December 31, 2021 and the Company will no longer have any dividend priority restriction when declaring dividends to the holders of its common shares during this period. The Company will reflect the accounting and disclosure impacts of this transaction in the fourth quarter of 2019.
b. Vessel Acquisition: On October 14, 2019, the Company entered into a purchase agreement with an entity in which an immediate family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer has a minority interest, for the acquisition of a 2005 Japan built Panamax dry bulk carrier at a purchase price of $10.2 million. On October 20 2019, the Company took delivery of the subject vessel, namely the M/V Magic Moon. The M/V Magic Moon acquisition was financed using a combination of cash of hand, the net proceeds raised under the Company’s ATM program and the proceeds from a $7.5 million interest free unsecured bridge loan, which was provided to the Company by Thalassa (the “$7.5 Million Bridge Loan”). The $7.5 Million Bridge Loan originally maturing on December 31, 2019,  was repaid in full on December 6, 2019 (see discussion below).
c.  $11.0 Million Senior Secured Term Loan: On November 22, 2019, the Company, through its wholly-owned subsidiaries owning the Magic P and the Magic Moon (the “Borrowers”), entered into a $11.0 million senior secured term loan with Alpha Bank S.A (“the Alpha Bank Financing”). The facility was drawn down on December 2, 2019. The Alpha Bank Financing has a term of five years from the draw down date, bears interest at a margin of 3.50% over LIBOR per annum and will be repayable in 20 equal quarterly instalments plus a balloon instalment payable at maturity. The facility securities include, among others, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers and is guaranteed by Castor. Pursuant to the terms of the Alpha Bank Financing, the Borrowers are subject to certain customary minimum liquidity restrictions and negative covenants. The net proceeds under the Alpha Bank Financing were partly used to repay in full, on December 6, 2019, the Company’s existing $7.5 Million Bridge Loan whereas the Company intends to use the remainder of the net proceeds for general corporate purposes.